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                                                           September 15, 2004
VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re: Acusphere, Inc.

Registration Statement on Form S-1 (to be converted to Form S-3)

Ladies and Gentlemen:

   On behalf of Acusphere, Inc., a Delaware corporation (the "Company"), transmitted herewith for filing with the Securities and Exchange Commission (the "Commission") pursuant to Regulation S-T is one (1) conformed copy of a Registration Statement on Form S-1 (the "Registration Statement"), with exhibits, relating to the Company's registration for re-sale of 3,438,627 shares of the Company's common stock, $0.01 par value per share ("Common Stock"). A registration fee of $2,902 has been offset against a registration fee previously paid by the Company in September 2001 in connection with a registration statement filed by the Company at that time and subsequently withdrawn.

   Specifically, the Registration Statement relates to 2,865,522 shares of Common Stock sold and 573,105 shares of Common Stock issuable upon exercise of warrants sold on August 2, 2004 at a partial closing of a $21.5 million private placement. A second and final closing of this private placement is expected to occur later in 2004 subject to receiving shareholder approval in accordance with Nasdaq marketplace rules and satisfaction of customary closing conditions. This second and final closing would result in the issuance of an additional 574,478 shares of Common Stock and warrants to purchase an additional 114,895 shares of Common Stock.

   In connection with the Company's initial public offering last year, the Company first became subject to the requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") effective October 7, 2003, and accordingly is not eligible to utilize Registration Statement on Form S-3 as of the date of this filing. However, the Company advises the Commission that it does not expect to seek acceleration of the Registration Statement pursuant to Rule 461 under the Securities Act of 1933 (the "Securities Act") until the second and final closing of the above-referenced private placement is consummated, which the Company expects to occur after October 7, 2004. The Company further advises the Commission that it expects in the future to file a pre-effective amendment on Form S-3 to the Registration Statement, which pre-effective
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Securities and Exchange Commission
September 13, 2004
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amendment would include those shares issued and issuable after the second and final closing. On or about the time that the Company files this pre-effective amendment on Form S-3, the Company expects to seek acceleration of the Registration Statement

   If you have any comments or questions, please do not hesitate to contact me directly at (617) 248-7628.

                                                      Sincerely,

                                                      /s/ Michael H. Bison

                                                      Michael H. Bison

cc:  John F. Thero
     Lawrence S. Wittenberg, Esq.